January 28, 2025

Xuesong Song
Chief Executive Officer
Luokung Technology Corp.
Room 805, West Tower, Century Fortune Center
Guanghua Road, Chaoyang District, Beijing
People   s Republic of China 100020

       Re: Luokung Technology Corp.
           Registration Statement on Form F-1
           Filed January 22, 2025
           File No. 333-284417
Dear Xuesong Song:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Elizabeth Fei Chen